Exhibit 99.9

INFOSYS TECHNOLOGIES
Investor Call — NDTV Profit
July 13, 2005

NDTV Correspondent

Hello and welcome to this very special program on the day of the Infosys results. Infosys meets its investors for the first time ever on the day of the results. We have with us the entire Infosys board and I have to say it is very rare that you get a battery of talent like this, all sitting around one table. I have never seen it. I am very pleased to welcome all of you on the program, most of you need very little introduction, but I will do that in any case in a minute or two.

And this is the highlight, facing them on my right, we have got Infosys investors, people who have been interning with Infosys for a short while in addition, some people here are very proud to have that IIM Bangalore label on their chest. So we have got Infosys investors, Infosys board. I am basically here as some sort of a conductor seeking questions and throwing them that side.

We are very pleased to welcome on the show, if I can just start introducing some of you, not that you need it, Mr. Narayan Murthy, it is a pleasure sir to have you with us. We would love to see more of you on air than we do, but it is a pleasure to have you with us. Nandan Nilekeni, of course, Kris Gopalakrishnan is with us. Mr. Steven Pratt is with us. Mr. Mohandas Pai, Basab Pradhan, Shibu, all of you thank you so much. Akshay is here, Mr. Dinesh is here, Mr. Batni is here. Thank you all for being with us and I am not going to waste anymore time with the introductions, everyone knows who all of you are. Instead, I am going to start by taking the pleasure of throwing the very first question to you myself. I am trying to decide whom to aim this at. Perhaps to you Mr. Murthy. Today, for the first time perhaps, there has been a sense of disappointment in the market with the Infosys results, anything which you would like to say on that?

Narayan Murthy

Not really, you know. We said we would have a growth of 1.5%. We have grown by 4.4% in revenues. We have upped the guidance for the whole year. So, in that sense I think we have like always performed better than what we said we would.

NDTV Correspondent

Nandan, you want to add something to that.

Nandan Nilekeni

Well, I think it has been a good quarter and for the coming quarter we have given a guidance of more than half a billion dollars, and giving a growth of between 6.3 to 6.9% in dollar terms. So, I think, overall everything is on track. Our strategy is on track. So we are quite comfortable and happy with our position.

NDTV Correspondent

Okay, they are happy. Anybody who wants to take them on, who is going to fire the first question? You are going to fire the first question? Go ahead.

Male participant

Okay, now that Infosys has overtaken TCS as the largest software exporting firm, what are the future targets that you set for yourselves?

Narayan Murthy

Okay, you know, you are very kind to have made that statement. Our target is to be a global company. Our target is to be the most respected company in every market that we operate. Our target is to follow the finest principles of corporate governance. Our target is to attract the best talent from all over the world. So, and our target is to have the best customers.

NDTV Correspondent

Your target is to become a global company, how simple is that task going to be? You are now increasingly moving into the range where your competitors are the big global giants out there, like Accenture and others of the world. How are you going to take them on?

Narayan Murthy

I think Kris, probably you want to.

Kris Gopalakrishnan

Clearly, it will be based on our strategy of expanding the service footprint so that we can be relevant, we have the right services for our clients. It will be based on our attracting the best and the brightest people anywhere in the world today. In India, we have that best employer status. We need to get the best employer status in the markets where we operate. And if we do that best customers will all automatically come to us.

NDTV Correspondent

Right. Best employer status, I am going to ask one of you who have been interning here at Infosys for a while, how is the atmosphere? Would you like to say something?

Employee

I think the atmosphere especially as part of the instep internship program is positive and reaching, trying to do a lot with building the brand over here, also giving us a thorough insight into the company and giving us a meaningful internship experience. So overall I would say it is very positive. The atmosphere is positive.

NDTV Correspondent You said the right thing. Now, if you have any questions to throw, you can. We are happy with what you said.

Employee

Obviously growth in the future and combining Infosys software expertise, its domain expertise in other industries, and what is our outlook forward on joint ventures?

NDTV Correspondent

Building domain expertise in other areas, in other words, not just finance, who wants to take a crack at that one.

Narayan Murthy

Shibu maybe.

Shibulal

As an organization actually today we are very much focused on building capabilities of our people. As Kris said, we are increasingly building, widening our portfolio and deepening our capabilities. We have a certification program today going on. We have about close to 700 people certified in program management and project management. Last quarter, we certified approximately 400 people on domain related capabilities. We are also certifying from the upper management down rather than trying to focus on the lower management. So, we have a company wide comprehensive capability building program right now in progress by which we believe that we will have enormous capabilities in all the areas which we operate in.

NDTV Correspondent

So, you do not think that it is too much reliance on that traditional areas, banking, BSFI, in other words?

Shibulal

Today, if you look at it, banking of course is one of our largest verticals, but we have had a great growth in areas like communication service providers, retail, aero and auto space, that is aeroplane manufacturers and automotive manufacturers. That is an area of growth for us. So there are multiple verticals in which we are seeing good traction.

Narayan Murthy

Steve, you want to add something?

Steve

Well, I think a key part of the strategy as Mr. Murthy explained to me when we started Infosys Consulting was the ambition to become a global company, and I think that what we are doing with Infosys Consulting is to help as part of that vision, so hiring people from both top business schools and from top consulting competitors in the US and Europe is, hopefully would be a big part of the strategy to help that become reality. So, we had a good first year and I think we are on our way.

NDTV Correspondent

All right fine, anybody else, take a crack. They handle your money. You have invested in the company.

Male participant

Sir, do you have any plans to diversify your business by venturing into areas other than software industry?

NDTV Correspondent

That is an interesting one, Mr. Murthy, Nandan. Ever want to move away from software?

Nandan Nilekani

Well, actually, we did try that once.

NDTV Correspondent

What was that?

Nandan Nilekani

And we were a complete and miserable failure. You know, about 10 or 15 years back, we tried to get into manufacturing of various, you know, CMC controllers and telecommunications and all that, and after that we said there is only one thing we really know which is software and let us just stick to that and it is a big enough market.

NDTV Correspondent

I can tell you, you built a great studio out here... ....

Nandan Nilekani

But, you know, today it is broad set of services But, within the IT solution space, software solution space.

NDTV Correspondent

The BPO <word inaudible> Is that a diversification away or is that still pretty much tapping in on core Infosys strength.

Akshay Bhargav

I think BPO is very much related to technology. As we talk to our customers, if you remember we started Progeon three years ago, at that time we took a view that the future of BPO would not be dominated by call centers. It would be dominated by transaction processing, and it would be dominated by a tight coupling between processing and technology. And in the last three years, our view has been born out more than amply, I mean, that is evidenced in Progeon growing 24% quarter on quarter from last quarter to now.

NDTV Correspondent

Okay, I have to ask you this question, this entire scare that is being taking place about data security and what is happening in India, has there been an impact or no?

Akshay Bhargav

The short answer is, no, but I will also say this, you know, there is no reason for panic. At the same time there is no reason for complacency. Data security is an important issue. But it is also worth bearing in mind that all top tier BPO companies in India have extraordinarily tight data security standards. We have access control, we have policies, we have certifications, we have network securities, we are audited by every single customer who comes to us, we have our own audit group that does that. So it is a pretty secure environment.

NDTV Correspondent

Alright, Stephen if I could just bring you in here, you quite often do consulting and you advise companies what they should do to move into another area. What do you think about this gentleman’s suggestion, moving to areas other than software? Nandan says it has been a terrible failure once, is that a reason not to try it again?

Stephen Pratt

<phrase inaudible> consulting. What we do is to give business advise to senior executives like clients to help them help their clients become or help their companies become more competitive, but what I think the old world of consulting is you gave advise and then you left. I think the new world of consulting is that you give advise, and then you stick around to actually make it happen, and so clearly a part of that, and every executive will tell you that technology is a key part of being competitive these days. So, when we go in and talk to the clients that we have our consultants working in the business solutions, and that we team with the Infosys Technologies for the technology solutions and, you know, it is clearly the model of the future. I think the consulting model has changed over the years and this is the relevant__model today.

NDTV Correspondent

Right, we are obviously getting rave reviews. Somebody else, okay gentleman here.

Male participant

What do you think are the biggest challenges consulting faces when competing with the biggies of the world of consulting?

Stephen Pratt

Yeah, I think the question probably is how do they compete with us, right? Because I think we have the model of the future and they have the old model, and so we are the ones who have secured the best model, so you hear all in the press about how all of our competitors are trying to change their models to become like us. While we are just having fun and hiring great people and serving great clients and growing like crazy. So, I think, that is the question here.

NDTV Correspondent

Would you like to elaborate on how it is actually different? The model that Infosys is following and the model that the big guys would be following right now?

Stephen Pratt

Yeah, so the model that we have established is a very pure model, right. It is analogous to the Dell of the consulting model, where there is very very high quality onsite consulting working side by side with clients. And then there is the global delivery model of technology. And the part that the onsite technology is very very thin here, I mean, that is where the fat is in our competitors. If you look at the majority of their work forces, it is onsite technology, and it is very very expensive and it is something which should not be there. And so they are having this weight loss program they are going through which is to get thinner in the middle, but it is a very very difficult program for them. But, you know, we have the model that they are chasing, and that is the difference. If you think of it from the client’s perspective, it is just much better for clients.

NDTV Correspondent

Right, Mr. Murthy, if you want to add to that, even if you do not want to go into manufacturing again, consultancy and we are hearing a lot about new software services, if you could share with us the sort of vision, what are you aiming at?

Narayan Murthy

Well, you know, our desire is to straddle the board room and the boiler room. Our desire is to walk the talk. Our desire is to practice the preset. In other words, as Stephen pointed out, not only do we want to give prescriptions to our clients, we also want to implement those prescriptions so that the customer actually derives benefits. That is where, I think, the combination of the high quality onsite consulting that Stephen and his group would provide along with the robust scalable process driven talent rich cost competitive development centers in countries like India. That is what, you know, these two together would bring tremendous value to our customers.

NDTV Correspondent

Alright.

Narayan Murthy

That is what is new about it.

NDTV Correspondent

Alright fine. The lady here.

Female participant

Yeah, you just talked about the global delivery model, what my question is, is it going to be a proactive problem definer model or a reactive problem solver model?

Narayana Murthy

Well, you know, you must have heard me say this. We want to be proactive problem definers rather than reactive problem solvers. We want to be chefs rather than short order cooks. So, yes, you are right, I think we want to be proactive problem definers.

NDTV Correspondent

Basab, do you want to add something to that?

Basab Pradhan

I think that is a very good point, and the things that we have been doing in the last few years are all towards that. We want to be able to get in early in the sales cycle. We want to go sell high, so we are selling to a high level executive who has a more complete picture of the problem and we want to be trusted advisors to that senior executive so that we can have a shot at helping him define the problem, and then the solution automatically follows that. You do not have to sort of wait for everything to be done, and then you come in and sort of build what they want you to build.

NDTV Correspondent

Right Basab. I am seeing Mohan sitting next to you and he is saying this is going really well. Not a single question so far on EPS. Not a single question so far on guidance, no pesky__analysts as of now asking whether we have delivered or whether we have not. So Mohan, I hate to do this to you, but let me drag you back to the unpleasantness, if any, of this particular quarter, we started off by asking that particular question. Guidance is increased just a little bit. Anything else you would like to add. I know you have been talking to analysts all through the day, anything you want to add? You hiked the guidance just a little bit, was this a particularly bad quarter as you had warned last time, is the next quarter going to be better?

Mohandas Pai

Well, we had a very good first quarter compared to the guidance. We have been above guidance, and for the rest of the year we up the total figures of the annual target by about $10 million. We are very confident about the business and we do feel at this point of time looking at what happened on July 7, and the events that led to it, we need to be cautious about the way the business is unfolding. But we have not stepped back from committing investment. If we look at what we are doing, we upped our capex expenditure for this year by 180 crores. We are going to spend basically between about up to 1200 crores this year in capex compared to the earlier figure of something like 1100 crores. We are going to hire in the next three quarters, 13,600 people gross on top of 3000 people that we hired in the first quarter as against the initial guidance of 12,600 that we gave at the beginning of the year. So, obviously our investment plans are going ahead at a much more rapid pace. We are investing back in the business, we are building capacity, we are building domain expertise, and we are running a good business.

NDTV Correspondent

All right fine, hope you didn’t mind my throwing that at you that much obviously. At least you had all the answers. Mr. Murthy, he mentioned London briefly. We all know the impact of 9/11 not just in the software business across the world. Is that in your mind, will there be again a feeling of uncertainty that will come back in? Do you see that impact in the company right now, or no?

Narayan Murthy

You know, we are still analyzing it. We are collecting data. We are talking to our customers. We are talking to the field. It is too early for us to make any definitive statement. But as a company that has always believed in taking data from the ground and coming to a conclusion, we felt that it is best to factor this. The possible repercussions of 7/7 into our projections and that is the reason why we have upped the guidance by a small number that Mohan talked about. So at the end of the day ......

NDTV Correspondent

So you are saying there is some amount of caution that has come in your figures because of 7/7.

Narayan Murthy

Absolutely.

NDTV Correspondent

All right, Nandan, you want to add something to that.

Nandan Nilekani

Yeah, I think Murthy said it exactly. I think the point is that normally when some event like this happens, there are some subliminal effects. People cut back on their travel. People say let us wait for things to settle down before we take decisions. So it is very difficult to figure out what is the impact of that. I think we need to really understand that.

NDTV Correspondent

All right fine. We are just going to take a very quick break at this point, but do not go away anywhere, lots more still to come. We will continue to discuss how Infosys plans to scale up, and yes, we will take one more look at those numbers that actually did come out earlier today. Lots more questions still to come when we come back in just a couple of minutes.

Welcome to this special program “Infosys meets its investors.” In case you have just switched on your TV set, we’ve the entire Infosys board out here face to face with their investors, some interns, and also some management students. Let me not waste anymore time, go to the next question.

Male participant

Infosys getting certified under AS/ EN 9100, how is it going to have impact on the competitive structure of the industry?

NDTV Correspondent

All right fine. Who wants to answer that, Mr. Dinesh you want to take that? Quality issues in general.

Dinesh

Basically, it is a model for the aerospace industry. It has been widely accepted, and by following the process standards that are being defined there, we are really giving comfort to your customers that you are able to deliver very high quality to them. And particularly in the current world where security is becoming a big issue, BS 7799 along with this, will help the aerospace industry.

NDTV Correspondent

Right, but in general quality concerns as you ramp up, it becomes more and more difficult to keep at least like let us say top management’s eyes very closely focused on every little detail of quality. How do you maintain quality as you ramp up?

Dinesh

See, there are several things that you have to do. Three different fronts we look at. One is on the people front, another is on the process front, and third is on the technology. So you have to deploy all three of these things in a very intelligent way. Plus develop systems to give you comfort that things are happening at the field level. So, we have what is called as integrated project management system, which gives you details of what is happening at each one of the project level. If there are 1300 projects, each one of them you would know what is the milestone that needs to be done, what quality is coming, what reviews have happened. So that is how our management is in touch with all the things that are happening at the ground level.

NDTV Correspondent

All right, so maintain quality and look for good people. Well, IIM students out here. Let me start with you.

Male participant

I have a question regarding guidance, last quarter it was reported that there were, some of your clients had issues relating the Sarbanes Oxley act and therefore they had internal issues and therefore that would affect your quarter results this quarter, and there was again issue of Europe, Euro becoming an important contributor to your revenues, and India does not have a very good hedging policy with respect to Euro. We have most of it for dollar, so what is your take on these two issues? Are they going to affect our next quarter, what are the issues that are going to affect your next quarter?

NDTV Correspondent

All right fine. A couple of big issues raised out here. First of all, hedging against the Euro. Did that hurt you this time, because you were hedging against the dollar, you did not do so against the Euro, and the Euro moved the wrong way.

Mohandas Pai

It did hurt us in the sense that we had a impact on the revenue of about 2.5 million dollars, an impact on operating profits about 1.2 million dollars, and we saw the Euro come down by about 6% at the quarter end compared to the previous quarter, an average of about <word inaudible> and the pound also followed suite. The reason is that the cross currency options are all linked to the dollar, and if you try to operate in the cross currency for the Euro or the pound, you probably get a discount going forward. So India needs to develop a market, a rich deep market for the Euro and the pound, which could be hedged independent of the dollar, and that is a market development issue, so it did hurt us. We are looking at issues as to how to solve this, to see whether we can buy a cross currency option for instance, or some of the derivative instruments. So I think we will come out with something to use internally. We are learning from this.

NDTV Correspondent

All right. Basab, do you see, I mean, will Europe continue to be really crucial?

Basab Pradhan

Absolutely, in this quarter we saw Europe range significantly faster than the rest of the world, and we expect that to continue. Europe is seeing an acceptance of the global delivery model that we have not seen so far and that should convert into revenues and growth in accounts and so on.

NDTV Correspondent

Srinath, how about Asia Pacific, that part of the world, is that going to be very important?

Srinath

We are also seeing tremendous traction in the Asia Pacific region, especially in the countries like Australia, Japan, and China. As you know that we started this Infosys Australia last year and we have been able to position there as a local company who understands the local < word inaudible> points of our clients and use this global delivery model quite effectively, and Japan I think is in the state like Europe, expanding quite rapidly and opening up for this concept of global delivery model.

NDTV Correspondent

Right, let me come to you, you had a question back here.

Male participant

I am just going into a little negative aspect. Earlier talked about the best employer award, but I think there was a news review where there was a big attrition rate, especially in the higher ladder of the corporation, about 28%, which is pretty much higher than the TCS or Wipro, so you want to say about that?

Mohandas Pai

Let me answer that. First of all, the data is wrong, they said that we have 165 people who get more than 2 lakhs per month, that is the correct data, and it is three times to four times the nearest two competitors who have got many more people than us. That is correct data. They also said that we have about 45 people who left us, but if you look at the details of this people, only 7 people left us who get more than 2 lakhs per month on a consistent basis for 12 months. The rest were people who got 2 lakhs for couple of months and that is because the last year we paid a billion dollar bonus. We paid up to 5000 dollars per person, so if you stayed long enough or stayed a month you got about may be 1.5 to 2 lakhs, and if you add that to their salary, it is 2 lakhs per month. It is part of the year. So you have got to remove those figures, and then we just got 7 people. So I think you need to look behind the data to come to that, prima facie the data does not tell the truth.

NDTV Correspondent

But Kris this is obviously got to be one of your biggest headache,<phrase inaudible>__ talented employees, wooing better and better talent, and as you grow and as other companies grow you are going to find it more and more difficult.

Kris Gopalakrishnan

I think we have a done a good job. Our attrition is one of the lowest. This quarter it is 9 <phrase inaudible>__program, recruiting the best and the brightest, and investing significantly in training on an ongoing basis, <phrase inaudible>__creating an atmosphere where they feel comfortable in working challenging assignments, so it is a comprehensive set of things we do to make sure that they stay.

NDTV Correspondent

Mr. Murthy if I could ask you to look at this from the broader country-wide point of view, this obviously will be one of the challenges that India as a whole is going to face as it tries to maintain its leadership position in software and in BPO for that matter because you are going to have lower cost competitors coming in. What would be the advice you might want to give to people in power, to the government, how does India maintain its edge here?

Narayan Murthy

I hope Mr. Arjun Singh would enhance the intake at colleges, engineering colleges, colleges specializing in computer science, and also in arts and science colleges with an emphasis on English education. Whether we like it or not, we live in a globalized world. The opportunities, the jobs come because of the G7 G8 countries, and by and large if you know English you can service their needs, so I would say Mr. Arjun Singh and his compatriots at the state level should focus on enhancing the quality of higher education with the focus on English medium.

NDTV Correspondent

All right. Akshay, English the core advantage, or are you increasingly finding advantages elsewhere as well.

Akshay Bhargav

I think English remains the core of the BPO business. I mean we ourselves have a center in eastern Europe where we work in 11 non-English languages, but expanding the English ability at the education level is really important. We ourselves invited 118 college professors from B and C class towns in Karnataka to come and spend three weeks with us at the Mysore campus, and we talked to them, we ran a workshop on what they could do to influence the curriculum to include you know more knowledge of English that would help their graduates to be more BPO ready.

NDTV Correspondent

All right fine. gentleman there.

Male participant

This question is to Mr. Pai. One, last quarter there was a big chaos in every company regarding this fringe benefit tax, now what is that Infosys has done towards it, is the company bearing it or is passed to the employees or is there any restructure in the packages? Two, there were some structural changes proposed in the balance sheet and some AS11, is there any impact of that on Infosys results as such?

Mohandas Pai

Well, firstly as soon as the fringe benefit tax come into affect we went to the government and told them that we had some very unique things. For example, we spend a lot of money on travel, 4.5% of the revenues go on travel, so they reduced the impact of that to 5% from 20%. We have paid about 3.8 crores in the first quarter for the fringe benefit tax. We have restructured one element of the compensation, that is the superannuation, we now pay it as a allowances to the employees, because only 4000 people used to get a superannuation benefit and we have a incentive program where by a certain part of the profit is shared with all employees. So if you subsidize the part of the employee pool, the other 34,000 people have to pay for it. We thought it is not fair on equitable ground. As far as AS11 is concerned, the restructuring is not going to hurt us in any way for simple reason, we always comply with the standard that is going to come tomorrow. So we are already ahead of whatever it takes, so we are quite fast for the course.

NDTV Correspondent

Right, Nandan, at the time of the last quarter you were saying you had not really factored too much in on the fringe benefit tax because you were waiting to see what the government would do. The government has now done whatever it had to do, have you factored it in now or no?

Nandan Nilekani

Yeah, now it is part of the estimate and guidance that we have given for the year includes whatever cost there is.

NDTV Correspondent

Okay. Gentleman..

Male participant

Question for Mr. Murthy. Well, first of all, I just want to clarify regarding this in a call center security, I work for a call center, and the security is pretty stringent, believe me most of it is hype whatever news you get, and Mr. Murthy I just want to ask you is, you know, we Indians would love to see you in politics, so when can we expect you in parliament?

Narayan Murthy

Well, you know, it is very interesting you linked my entering politics with security and all of that. No, I would say as I have often said, running a company is one thing, managing a country with diverse set of aspirations, extraordinary divide between the rich and the poor, between the urban and the rural, between the haves and the have nots is another ball game, so I know my limitations very well and I have no such aspirations...

NDTV Correspondent

Are you going to let him get away with that, do you agree with his limitations?

Male participant

No way. There are politicians who are highly incompetent when compared to you guys. So you cannot just sit back and let the country run by those incompetent people. You know, we need people like you, and with your experience and with the kind of, you know, you have made India proud, so we really expect you to work for...

NDTV Correspondent

I am sure Mr. Murthy you never thought that this program is going to end with you all getting drawn down in the politics. So, we will try start working out which Lok Sabha seat, where is this come to, who is going to vote for him.

Narayan Murthy

Well, I am very very grateful for the sentiments. We in some sense, we are all working towards adding value to the country. You know, Mohan is doing a lot in the midday meal scheme. Nandan is the author of the Bangalore Agenda Task Force. Kris has done a lot towards enhancing the quality of higher education in the country. I think every one of us in our own small way we have been adding value, but let me assure you that we will continue to add value, it is sentiments like the ones that you have expressed, those sentiments will make us commit ourselves with much greater vigor, with much greater dedication to add even more value.

NDTV Correspondent

I can provide an idea to what he said, you can all take part, I mean, you can have four tickets instead of one, it is not a problem. I am sure that can be arranged.

Well, we have got the share holders, would you want to see them managing the city or the country instead of the company?

Female participant

No. Because I won’t like to see you along with the other politicians like that. You have a class of your own. Now, I would just like to say a few words. As a child I never thought that I would experience this software, that is, how it works. I never thought that I would experience all this, but then now I find that within a lifetime there is so much of change. How long do you think this information systems will go up the ladder in business, that is one thing. Another thing is, what is your opinion about computing in local languages. Is it helpful in reaching out to the rural area, or is it helpful in increasing the market area, will you please tell me?

Narayan Murthy

Well, since I have answered the earlier question, I think I will request Nandan to answer the first part, and then probably Kris could answer the second part.

Nandan Nilekani

No, I think, on the point of computing platforms, they are going to keep getting faster.

They are going to keep getting cheaper. They are going to keep getting smaller. They are going to become more powerful. They will do more you know human interface kind of things. It will be much more wireless, so I think if you look at Moore’s Law and all the other things, they have not really exhausted themselves yet. So I think you are going to see a lot more technology and innovation towards these things. Actually, frankly, for the business today, it is not technological improvement that is stopping them, it is really the complexity of using all this technology in their companies to become better, and that’s actually were Infosys is so active, which is helping companies to use the available technology to become more affective in the business. So I think technological innovation is going to keep continuing and then you are going to have nanotechnology, miniaturization, all kind of things happening. And I personally believe that today we have seen one part of the game, which is India becoming a sort of a international force in software, but very soon we are going to see this very same technology being applied within India to make this country a better place, and that is going to be the real exciting stuff.

NDTV Correspondent

All right fine, we have covered a lot of ground. We have almost drafted Mr. Murthy into joining politics. We are going to take a very quick break at this point, and we will be back with a lot more operations, incidentally you can send your feedbacks, send any questions you might have, just SMS us at 6380 and send feedback, feedback at NDTV.com. We will try and get some of those questions also up for the board right now. We will be back in just a short while.

Welcome back to this special program “Infosys meets its investors.” We have the entire Infosys board with us. A number of people are dying to ask questions. I hope I am going to have time to run through everybody. I would like to get some quick comments from here.

Male participant

In the US there seems to be some resistance from certain industries to offshore, nevertheless offshoring is growing at an ever rapidly pace, how would you explain this phenomenon, and what strategy Infosys is using to prevent this resistance?

NDTV Correspondent

All right, offshoring, how are you going to prevent it from being prevented.

Nandan Nilekani

I think this offshoring is a sort of inexorable process because for most companies today it is becoming much more competitive, they have to become much leaner, much more efficient, they need to lower the price of their product. You know, there is just a whole bit of competitive pressure and in every industry today if one or two people start leveraging offshore then other people have to do it just out of competitive reasons. So I believe that it is going to happen, and there may be a few industries that are laggards because they may be more conservative than others, but over time we have seen in the last 10 -15 years, in the early days there were just financial services and technology companies, but now increasingly every sector of economy, including sectors like pharmaceuticals, that never did it before, are now looking at offshoring.

NDTV Correspondent

Stephen, are you equally optimistic that it is not something which can be easily reversed?

Stephen Pratt

I do not think it should be, I think that even if you look from a US perspective that the strength of the US economy has always defined the next level of competitive greatness, and I think by embracing global workforce, that will make the US economy even stronger, and I think that if you look at as an individual company, if you just take a computer company, if they built their computers in the US, and did all their services in US they will be out of the business. So to create the world’s most competitive companies, I think the US management is being very forward looking and saying we are going to embrace this, and I think that is what is driving the growth. I think the politicians may have a different story, but the business community is embracing this wholeheartedly.

NDTV Correspondent

All right, the politicians, I mean, politicians as of now as opposed to politicians to be, which I will not talk more about.

Female participant

What is the strategy to grow globally, would it be through acquisitions or organically, and without diluting culture of Infosys?

Kris Gopalakrishnan

We are looking at acquisitions as a way for growth. You must understand that the company in the last year grew about 50%, this year we are projected to grow around 30%, so we are growing, and so in that sense we want to be very careful. You know, you mentioned culture, so we have a set of parameters, we look at culture as one of them. Is it accretive, can they get to the same profit margins as Infosys is today operating at, do they have complimentary services and products, can we retain their employees after acquisition, so we have certain parameters, and based on these we will evaluate opportunities. At any point of time, we are actually evaluating one or two opportunities.

NDTV Correspondent

Can we get some more views, gentleman here.

Male participant

[___Question in Hindi___]

NDTV Correspondent

Further splits, bonuses...?

Mohandas Pai

Last year we gave a 3 for 1 bonus, and we are always looking at ways to enhance share holder value. So we will look at this. Mr. Murthy has said in the AGM and shareholders asking that the board will consider it based upon on the suggestion. So right now there is nothing on the table, but obviously we listen to our shareholders. The board will evaluate.

NDTV Correspondent

All right. The board will evaluate that.

Male participant

Sir, just the earning season has begun, and if you see all the other sectors like cement, steel, and sugar, they are all giving very good results, but still today the market is not happy because though you have delivered better than what you have estimated, the market is not happy with it, and in the morning Mr. Nandan was telling that the visa cost is likely to be up, and we are going to recruit roughly around 14000 employees, do you think it will have any impact on your Q2 earnings?

NDTV Correspondent

Okay, who wants to take this? And do you sometimes feel the market is unfair, I mean, they keep on expecting more than whatever you say you are going do?

Nandan Nilekani

I think you know at Infosys our focus is on building the company, building the business, getting customers, satisfying them, collecting money from them, you know, all that, and that is where we should focus, and not really worry about stock markets up and down. We are very comfortable with our performance in the first quarter, we have thought a lot and given our forecast for the next quarter, the guidance that you have 506-509 million dollars. We have factored into that the cost of additional employees. We have factored into that the cost of additional visas, and now we are just going to go back to work and do our best to deliver a good result, I mean, that is all we focus on.

Male participant

Any other country in the world where the stock price falls when the company exceeds its target?

NDTV Correspondent

That why I was saying, do you think sometimes the markets are a bit unfair?

Nandan Nilekani

No, the market have their own logic.

Narayan Murthy

You know, we never take a call on the market. We never do that as a matter of principle. We do our work.

NDTV Correspondent

Okay, do your best and do not worry about the markets.

Male participant

There is a feeling in the country that the IT growth is more lopsided __towards the BPO and the outsourcing sector rather than developing what you could call, there are vast areas in our country itself, which could be developed using the software that all you people develop, why not give your guidance to the people ruling the country to make it more effective, more effective e-governance, which can improve the lot of the people around the country. We are all sitting here in cozy situation in the cities, but if you really drive down to Madras you well find the lot of people who are struggling to make, in fact, I was surprised last week when we drove down to Madras that tons and tons of tomatoes were thrown on the road, even though so much has been grown, it is wasted, nobody is getting use of it, what is the reason for all this, how do you teach the governor, or the people governing the country to improve on this?

Narayan Murthy

You know, I believe that the primary objective of leadership in any community is to ensure that there is fairness, there is transparency, and there is accountability. All of these things, certainly transparency and accountability can be enhanced leveraging the power of technology. Our fervent hope is that our leaders will realize the power of technology, will use it to enhance transparency and accountability. Certainly, if there is anyway that we can add value to them in their quest for doing so, we will do that. We have no problems with that.

Mohandas Pai

<phrase inaudible_> from the economic point of view, every emerging market has always been constrained by demand as it grows. In the late 19th century the United States grew by exporting. In the 20th century in the beginning Japan grew by exporting. After the war Germany grew by exporting. Southeast Asia by exporting, now China is growing economy by exporting, and using that money to create demand in the internal economy. So what we are doing by exporting services and using the money to create demand in the economy is going to accelerate growth for India and you will see the benefits flowing down to lot of people. For example, a million people are employed in IT industry today. The indirect employment will be another two million people. Three million people are employed, and we make up 4.5% of the GDP of this country. For a billion people, three million people make up 4.5% at GDP, look at the huge impact. So what we do will have a great multiplier impact as we grow.

NDTV Correspondent

Nandan, but could you do more to bridge the digital divide in other areas.

Nandan Nilekani

No, I think first of all I think we should recognize some of the things we have done on technology. For example, this is only country where you have full electronic voting, and you get results within five hours of the closing of the election. This is the only country where, one of the few countries where you have T +2__trading on the stock exchanges, all electronic dematerialized, all our banks now are fully automated.

NDTV Correspondent

But as he said it does not necessarily benefit rural India.

Nandan Nilekani

It will happen, for example, banks are now fully automated. In fact, Finacle, which is our product is now the dominant platform, and now banks like ICICI bank are using it go to the rural areas, Punjab national bank. Then whole mobile access now has improved, so I think we have direct examples of where technology has provided some of the benefit. We have lot more to go on that.

NDTV Correspondent

Okay and now, we are almost running out of time, I would like to give everyone a chance to comment on this__or any of the other issues you can talk about the results also if you like, I think I want to just start from left and go right. Let me start with you Akshay, any final comments you might have to make.

Akshay Bhargav

I think the final comment is, I will restrict my comment to the BPO industry, I think this industry is at a very very interesting juncture. It started with captives coming into India, then it moved on to call centers, and I think what we are really seeing is phase III where you know the full end to end transaction processing is taking root. I think it is all set to transform our customer organizations. So it is very exciting time to be.

NDTV Correspondent

All right, Srinath.

Srinath

As long as we are able to provide the solutions by the efficient usage of technology to help the business problems, I think world will recognize us and continue to recognize us.

NDTV Correspondent

Okay sir.

Dinesh

I think India will continue to play a major role in providing solutions to the world market, and time will come when India will use also those technologies for its own economy going forward.

NDTV Correspondent

Okay Nandan. Well, I think stocks prices are Rs. 100 down today you are honestly saying that it does not bother you at all, no difference?

Nandan Nilekani

Absolutely none. Okay fine. That’s all I have to say right

NDTV Correspondent

You are not tempted when you walk out of here to get some voodoo dolls for brokers and stick pins in them...

Nandan Nilekani

Least bothered actually. We just focus on what we have to do, and I think the exciting thing for us is that we think this whole globalization of work processes across the world is at very early stage, and there is a huge amount of things that we can do, and we want to be there while that happens.

NDTV Correspondent

Okay Mr. Murthy.

Narayan Murthy

You know, today’s interaction between the management of this company and investors itself is a great example of how we can leverage the power of technology to bring information to enhance transparency. I only wish that we bring such level of transparency and accountability in our public governance.

NDTV Correspondent

Right sir. I am surprised to refer to that again, you know, what the suggestion is which is going to come, so anyway...

Kris Gopalakrishnan

Infosys is in an exciting period. We have from an application development maintenance company transformed ourselves into an IT services, full services company. We have strategies towards increasing our consulting and advisory services. We have the services to do business process management, and I think if we execute on this, the prospects are very good. So that is what we are all looking forward to.

NDTV Correspondent

Okay, Stephen.

Stephen Pratt

I think it is a great time to be in business. I think our generation is very fortunate with the advent of global telecommunications, the possibilities of bringing together the worlds workforce, and the interactions right now between North America, the EU, India and China, are absolutely fascinating and will transform the way work is done, and I think Infosys is right at the core of helping that happen, it is very exciting.

NDTV Correspondent

All right, Shibu.

Shibulal

I believe that we have a unique model in place. It is disruptive in nature. We are able to provide high quality technology solution to our customers at a reasonable cost, and I believe that there is a long way to go for this.

NDTV Correspondent

And business disruptive model is actually good news as opposed to bad news<word inaudible>...

Shibulal

Absolutely, disruptive models are good news, and that is what gives us pricing power and higher margins.

NDTV Correspondent

Okay, Basab.

Basab Pradhan

I think the global delivery model is at the center of what is changing in the IT services industry. I think Infosys is, I know Infosys is the most competitive company to be able to take advantage of this, I think we have a great great future ahead of us.

NDTV Correspondent

Mohan, before you make your final statement, just one question, you know that whatever it is that you say, people say Infosys is a conservative company, they are going to outperform, so they up their expectation based on whatever you say. Have you now started playing the game and deliberately shoot a little low so that eventually you will come out right. You’ll still be able to beat their expectation.

Mohandas Pai

Well, we have always said what we saw ahead of us, honestly all the time, and that is what it is, but we always never cringe on doing our utmost working 14 hour days to make sure that we excel whatever we do, and that is the culture of this company. All I’d like to say is that Infosys is a very unique company, it came into being, founded by a set of people who put their personal preferences last and put the corporation and the community first and they have demonstrated that in India in the emerging markets , you can build a world class company based on values, based upon a meritocracy and based upon doing all that is best in the world and demonstrated that, so I think it’s a dream job in a dream company and I think this company.

NDTV Correspondent

You still have not said whether you are under promising or not?

NDTV Correspondent

All that is fine, but are you under promising

Mohandas Pai

Well, you can depend on us to perform well.

NDTV Correspondent

I’d like to thank all of you for joining us in this great audience whom we had with us. Thank you all for being with us and for getting a chance to throw questions at the Infosys management, it’s a pleasure having you with us and thank you also for watching the special program and thanks for being with us. Stay tuned. NDTV Profit.